
HOTELSBYDAY®
#UnlockYourDay
Fundraising campaign, 2022

We grew our business helping guests book hotel services for use during the day

(day rooms, conferences, workspaces, coworking desks, cabanas, pool/beach passes,parking, gym, spa, etc)



And then, Covid hit…

And it permanently changed how people **live, work, play.**



About half the workforce would rather quit than return to the office.

Employers are migrating to flex-work solutions to survive in a tight labor market.



*97% of remote workers would like to work remotely at least some of the time for the rest of their careers (Buffer 2021)
“More Than Half of Workers Would Rather Quit Than Go Back to Office
(entrepreneur.com)

Workplace Evolution



Digital Nomad in Hotels
CoWorking
Internet Café
Birth of 3rd Location
Office
Factory
Work Mobility
Tech
1900s
1930s
1990s
2000s
2010s
2020s
Wotel = Work at Hotel
Mainly For:
. Creatives
. Contractors
. Entrepreneurs
. Financiers
. Gig workers
. Road warriors
. Legals
. etc...

Today, we are transforming our company around these huge changes.

And bookings are already at record highs.💪 🔥

Quarterly Bookings


2015
1 dream &
12 hotels ago...
2016
Launched
Night+Day
FlexBook
2017
Shark Tank
Bump
2018
2019
1st Gen
Tech Failing
2020
Covid Bottom
2021
Broke
Ceiling
2 Consecutive
Record
Quarters Sales

Based on the surge of demand for **flexible Workspaces**, we signed a strategic deal for a massive **400%** inventory expansion; scheduled for mid-2022.

We are raising funds to
drive this evolution,
offering thousands of daytime
spaces, amenities,
and power the future of
Work & Play
close to home.

And we're a pure margin play: we don't take away from overnight demand - hotels recognize we bring unique value by monetizing unused real estate, **by day**.

Properties are daytime underutilized despite significant fixed costs

42%
Avg day room vacancy

66%
meeting room vacancy

39%
hotel parking vacancy

53%
pool chair vacancy

57%
hotel gym vacancy

>> Est. $100 billion LEFT IDLE & UNUSED globally

Want to check in early - we got you.

Want a getaway while the kids are at school? - No problem.

Want to work quietly or use a meeting room down the road for a day? - Yeah, we do that too.

HOTELSBYDAY®

Recharge anytime
(Guest room, cabana, pool pass, spa, gym)

Work anywhere
(Workspace, coworking, meeting room)

We. Got. You.



HOTELSBYDAY
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Destination or Hotel name
San Francisco, CA, USA
Pick a Day
August 20, 2021
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Guest Profile

- 51% Male. 42% Female.
- 56% 25 to 44 yrs old.
- 62% live within 20 miles of space booked *(additive to traditional hotel guest)*

Booking Interest



Spa 4%
Parking 5%
Coworking Pass 9%
Workspace 12%
Early/Late Checkout 12%
Pool Cabana 16%
Dayroom 42%

Revenues by Booking Frequency



4x Hotel Avg
33%
1
2
3
4
5
6
7
8
9
10+

71% yearly bookings by repeat users

★★★★★
5 out of 5

DIXIE D.

Nice service
I was pleased to have a place to spend the day while work was being done in my house. I didn't want to bother my friends from 9-5, so it worked out well. I do wish I had the option of choosing my hours, however. It worked out, but I could have used an additional hour, but the hotel staff said they couldn't extend the time by that long.

★★★★★
5 out of 5

KADEN Q.

Easy and simple!
The bookings are very easy to find, and everything is color coordinated very well.

★★★★★
5 out of 5

KELLI K.

Best Feel In Boston
I am a night nurse and often needed a quiet place to sleep between shifts. The app is very easy to use. HotelsByDay has saved my sanity.

★★★★★
5 out of 5

NIKOLAS F.

Too easy!

I was worried that this wouldn't work, or the hotel would be upset or weird about the concept. But I showed up and was whisked right away to my room. One of the best decisions I've made!

★★★★★
5 out of 5

SUSAN S.

Easy to book
Although we have had amazing experiences in the past, we have yet to check in at the property booked. The booking process was once again fast and very easy! I cant wait to see more New hotels on Hotels By Day. It makes it easy pre cruise and post cruise day adventures in a new city! We will be staying in Seattle in July and Miami in August. Thanks again!

★★★★★
5 out of 5

ROBERT B

You are better than WeWork! By miles!
Hot breakfast and a shower!
Loving my work day!

Traction

- $17 M total sales in unlocked daytime services
- +236% YOY bkg growth
- Avg 3.3 bkgs per guest, per year
- 20K spaces in pipeline


175k
90k
Loyalty Sign-ups
45k
11k
17.5k
8k
5k
Hotel Onboards
2.5k
748
3.5k
85
218
425
1.8k
0
637
865
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Product

B2C


HOTELSBYDAY
List
Map
Destination or Hotel name
San Francisco, CA, USA
Pick a Day
August 20, 2021
Search
Most Popular Amenities
Filter: 0
Clear filter
Nearest
19 Hotels available for day use rooms in San Francisco, CA, USA
Our Top Pick
Hyatt Regency San Francisco
5948 Reviews on TripAdvisor
99 USD / day
99 USD
119 USD
109 USD
69 USD
Leaflet | © OpenStreetMap contributors
1975 Reviews on TripAdvisor
White Swan Inn San Francisco
845 Bush Street, San Francisco, California 94108
Accepts Cash
Beer & Wine
Breakfast Available
Business Center
Hair Dryer
Laundry Service
Show all 12 amenities
DayRoom
Work
Day Room
9AM — 6PM
119 USD

B2B


Inventory
Previous
May 2021
Next
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Room type name
Currently Available Rooms / Total Rooms, Non-refundable rate / Pay at Hotel rate, Check-in Time - Check-out Time
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday
MacBook Pro

HotelsByDay turns Red: Wasted inventory => to Green: New revenues

More feature details: https://youtu.be/X_qrKxIQcE0 | https://www.youtube.com/watch?v=gt8n0IG2K_M

Addressable Market

$1.4 Tr.

Bleisure: $500B. GMV in 2019
Flex-Work: $900B. GMV in 2019
Think 'Expedia + WeWork'

$92 B.

Bleisure: 700k hotels worldwide x 5% dayroom allocation x $90 rate x 365 days

Co-Work:
https://allwork.space/2021/03/coworking-is-the-new-normal-and-these-stats-prove-it/

$433 M.

25k htls x 1% fulfill x $90 rate x 365 days


TAM
SAM
SOM

Gross sales projections 36 months post raise


Yr.1
$9M
Yr.2
$19M
Yr.3
$30M

Disclaimer: Projections do not guarantee future results.

Priorities: Capitalize on post-Covid growth

1) Flex-Office program sold to Inc.5000 workforce

2) API connectivity into a 2000%+ inventory increase

3) Establish foothold in Asia

As Seen In:

TRAVEL WEEKLY
abc
H4TELIERS
Hotel Travel & Hospitality News
COLLiDE
SMARTERTRAVEL
WIRED IT
Hotelier
Heavy
Forbes
Daily Mail
TIME
tnooz
The Boston Globe
Chicago Tribune
TC TechCrunch
Condé Nast Traveler
HUFF POST
JETSET TIMES
TRAVEL+ LEISURE
Skift.
NY1
goop
Mashable
SHARK TANK
The New York Times

"More Than Half of Workers Would Rather Quit Than Go Back to Office"

- Entrepreneur.com - Sep. 2021

Join us in shaping

'the future of Work & Play'


WORK.
LIVE.
PLAY.
DAY PASS
Starting at
$49 +tax
HOTELSBYDAY®